
02004917

: COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49234

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Diaz & Altschul Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 Third Avenue, 16th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher S. Mooney (212) 751-1011
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berdon LLP
(Name – *if individual, state last, first, middle name*)

360 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Christopher S. Mooney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Diaz & Altschul Capital, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

03/01/02

Signature

Chief Financial Officer

Title

Notary Public

M. SHEILA McGOLDRICK
Notary Public, State of New York
No. 01MC4746866
Qualified in Queens County
Certificate Filed in New York County
Commission Expires February 28, 2006

This report** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Operations.
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Members Capital.
(f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
X (i) Information Relating to the Possession or Control Requirements under 15c3-3.
(j) A Reconciliation, including appropriate explanation, of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath of Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Independent Auditors report on Internal Control.

** For conditions of confidential treatment of certain provisions of this filing, see section 240.17a-5(e)(3).

DIAZ & ALTSCHUL CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2001

DIAZ & ALTSCHUL CAPITAL, LLC

INDEX
DECEMBER 31, 2001

INDEPENDENT AUDITORS' REPORT

STATEMENT OF FINANCIAL CONDITION - DECEMBER 31, 2001 — EXHIBIT A

STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2001 — EXHIBIT B

STATEMENT OF CHANGES IN MEMBERS' CAPITAL FOR THE YEAR ENDED DECEMBER 31, 2001 — EXHIBIT C

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2001 — EXHIBIT D

NOTES TO FINANCIAL STATEMENTS — 1 TO 6

SUPPLEMENTARY FINANCIAL INFORMATION:

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 — Schedule 1

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 — Schedule 2

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION'S RULE 17a-5


SM
BERDON

INDEPENDENT AUDITORS' REPORT

To the Members of
Diaz & Altschul Capital, LLC

We have audited the accompanying statement of financial condition of Diaz & Altschul Capital, LLC as of December 31, 2001, and the related statements of operations, changes in members' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diaz & Altschul Capital, LLC at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berdon LLP
Certified Public Accountants

February 15, 2002
New York, New York

Berdon LLP
CPAs and Advisors

A member of Horwath International


Reply to:
360 Madison Avenue
New York, NY 10017
Ph: 212.832.0400
Fax: 212.371.1159

One Jericho Plaza
Jericho, NY 11753
Ph: 516.931.3100
Fax: 516.931.0034
www.BERDONLLP.com

EXHIBIT A

DIAZ & ALTSCHUL CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents (including restricted cash of $45,000) (Notes 2 and 6)	$ 348,655
Prepaid expenses and sundry receivables	61,668
Property and equipment (net of accumulated depreciation of $59,506)	188,353
Other assets	3,300
TOTAL ASSETS	$ 601,976

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES:	
Accounts payable and accrued expenses	$ 73,527
COMMITMENTS AND CONTINGENCIES (Notes 5 and 6)	
MEMBERS' CAPITAL (Exhibit C)	528,449
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 601,976

The accompanying notes to financial statements are an integral part of this statement.

EXHIBIT B

DIAZ & ALTSCHUL CAPITAL, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Rental income - sublease (Note 6)	$ 58,934
Interest and dividend income	25,800
TOTAL REVENUES	84,734
EXPENSES:	
Employee compensation and related costs (Note 5)	1,753,524
Occupancy and equipment rental (Note 6)	334,341
Travel, lodging, and entertainment	253,772
Legal and professional	289,571
Communications and on-line services	48,739
Other	89,471
Depreciation and amortization	20,225
TOTAL EXPENSES	2,789,643
NET (LOSS)	$ (2,704,909)

The accompanying notes to financial statements are an integral part of this statement.

EXHIBIT C

DIAZ & ALTSCHUL CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2001

BALANCE - JANUARY 1, 2001	$ 1,095,358
Net (loss) for the year ended December 31, 2001 (Exhibit B)	(2,704,909)
Contributions by members	2,138,000
BALANCE - DECEMBER 31, 2001	$ 528,449

The accompanying notes to financial statements are an integral part of this statement.

EXHIBIT D

DIAZ & ALTSCHUL CAPITAL, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net (loss)	$ (2,704,909)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:	
Depreciation and amortization	20,225
Changes in assets and liabilities:	
(Increase) in prepaid expenses and sundry receivables	(53,574)
(Decrease) in:	
Accounts payable and accrued expenses	(39,378)
Employee benefit plan payable	(76,012)
Total adjustments	(148,739)
NET CASH (USED IN) OPERATING ACTIVITIES	(2,853,648)
CASH FLOWS FROM INVESTING ACTIVITY:	
Acquisition of property and equipment	(168,831)
NET CASH (USED IN) INVESTING ACTIVITY	(168,831)
CASH FLOWS FROM FINANCING ACTIVITY:	
Contributions by members	2,138,000
NET CASH PROVIDED BY FINANCING ACTIVITY	2,138,000
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(884,479)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,233,134
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 348,655

The accompanying notes to financial statements are an integral part of this statement.

DIAZ & ALTSCHUL CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Diaz & Altschul Capital, LLC (the "Company") was formed on April 5, 1996, pursuant to the provisions of the New York Limited Liability Company Law, for the purpose of engaging in broker-dealer activities, investment banking activities and such other businesses and activities as the Managing Members may determine. The Company has offices in New York and California and generates fee income by acting as placement agent for the offer and sale of both debt and equity securities as well as providing financial advice related to mergers and acquisitions.

On February 6, 2002, the Company withdrew as a registered broker and dealer under the Securities Exchange Act of 1934 and as a member of the National Association of Securities Dealers, Inc. (NASD). The withdrawal precludes the Company from acting as a placement agent for the offer and sale of registered securities. The Company may continue to act as a placement agent on unregistered securities as well as provide financial advice related to mergers and acquisitions.

The Managing Member of the Company is Diaz & Altschul Group, LLC, a New York Limited Liability Company. The Managing Member holds a 99% interest in the Company at December 31, 2001.

The net income (or net loss) of the Company in each fiscal year is allocated among the Members in accordance with their respective capital percentages. The Managing Member may, at its sole discretion, make distributions to the Members. Such distributions shall be made to the Members in accordance with their respective capital percentages.

The accounting and financial reporting policies of the Company conform with accounting principles generally accepted in the United States of America and to general practices within the broker and dealer industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 2001, and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from those estimates.

(a) Cash Equivalents

The Company considers all highly-liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

(continued)

DIAZ & ALTSCHUL CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b) Property and Equipment

Property and equipment is recorded at cost and consists of furniture, fixtures, equipment and leasehold improvements. Depreciation is based on the straight-line method over their estimated useful lives of five to nine years.

(c) Revenue

Fee income is recognized at the closing of transactions. No fee income was earned in 2001. Reimbursed costs are shown as reductions of related expenses.

NOTE 2 - CONCENTRATION OF CREDIT RISK

The Company's cash and cash equivalents at December 31, 2001 consists primarily of an investment in a money fund which invests in securities backed by the full faith and credit of the U.S. government.

NOTE 3 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has no borrowings subordinated to claims of General Creditors. Accordingly no statement showing increases or decreases to subordinated liabilities has been prepared.

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1). Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" exceeds fifteen times its "net capital" as those terms are defined by the rule. At December 31, 2001, the Company was required to maintain net capital of $5,000 based on its aggregate indebtedness of $73,527. Net capital on that date was $222,130, resulting in a ratio of aggregate indebtedness to net capital of .34 to 1.

NOTE 5 - EMPLOYEE BENEFIT PLAN

The Company maintains a defined contribution employee benefit (401(k)) plan for eligible employees with more than three months of service. An independent party has been selected to administer the 401(k) plan. Under its plan, the Company may choose to make a discretionary profit sharing contribution at year-end. The Company's cost in 2001 was $48,637.

DIAZ & ALTSCHUL CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company leases office space and equipment under noncancellable operating leases which expire on various dates through 2009. The office leases contain provisions for rent escalations based on increases by the lessor. Rent expense for the year ended December 31, 2001 amounted to approximately $284,000. The Company subleases a portion of its office space to a subtenant under a month to month basis.

Future minimum lease payments under all leases are as follows:

Year Ending December 31,	
2002	$ 277,000
2003	277,000
2004	280,000
2005	295,000
2006	193,000
Thereafter	562,000
	$ 1,884,000

In connection with one of the office leases, the Company was required to deliver a letter of credit payable to the landlord in the amount of $45,000 as security for the lease. The Company has pledged a certificate of deposit as collateral for the letter of credit.

SUPPLEMENTARY FINANCIAL INFORMATION

DIAZ & ALTSCHUL CAPITAL, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL:		
Total members' capital		$ 528,449
Deductions and/or charges:		
Nonallowable assets	$ 298,321	
Other deductions	7,998	306,319
NET CAPITAL		222,130
COMPUTATION OF NET CAPITAL REQUIREMENTS:		
Minimum net capital requirements (greater of $5,000 or 6.67% of aggregate indebtedness)		5,000
EXCESS NET CAPITAL		$ 217,130
COMPUTATION OF AGGREGATE INDEBTEDNESS:		
Aggregate indebtedness		$ 73,527
Ratio of aggregate indebtedness to net capital		.34 to 1

The above computation does not differ materially from the computation of aggregate indebtedness and net capital prepared by the Company and included in its unaudited Part IIA FOCUS report as of December 31, 2001.

The accompanying notes to financial statements and independent auditors' report should be read in conjunction with this supplementary schedule.

DIAZ & ALTSCHUL CAPITAL, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2001

The Company has claimed the exemptive provision from Rule 15c3-3 under subparagraph (k)(2)(i) - "Special Account for the Exclusive Benefit of Customers." The Company was in compliance with conditions of this exemption.

The accompanying notes to financial statements and independent auditors' report should be read in conjunction with this supplementary schedule.


BERDON

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED
BY THE
SECURITIES AND EXCHANGE COMMISSION'S
RULE 17a-5

The Board of Directors
Diaz & Altschul Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Diaz & Altschul Capital, LLC (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

The Company is a small company; essentially all of its operational and recordkeeping procedures are performed by one individual. Consequently, the segregation of duties which is normally required for effective internal control is not practicable. The Company, which has not acted as principal in any securities transaction and does not hold securities for the account of customers, has no plans to change operational and recordkeeping procedures. These conditions were considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2001, and this report does not affect our report thereon dated February 15, 2002.

During 2001, the Company filed quarterly focus reports which indicated the Company's net capital. No inadequacies were noted in the Company's ability to compute its actual net capital.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.


Berdon LLP

Certified Public Accountants

February 15, 2002
New York, New York